SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: December 4, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Sony and Toshiba Sign Definitive Agreements for the Transfer of Semiconductor Fabrication Facilities

December 4, 2015
Sony Corporation

Sony and Toshiba Sign Definitive Agreements for the Transfer of Semiconductor Fabrication Facilities

Tokyo, Japan, December 4th, 2015 – Sony Corporation made the announcement noted above.  For further detail, please refer to the attached English press release.

This transaction is not anticipated to have a material impact on Sony's consolidated financial results for the fiscal year ending March 31, 2016.

December 4, 2015

Sony Corporation
Toshiba Corporation

Sony and Toshiba Sign Definitive Agreements for the Transfer of Semiconductor Fabrication Facilities

Tokyo, Japan, December 4th, 2015 -- Based on the memorandum of understanding entered into between Sony Corporation ("Sony") and Toshiba Corporation ("Toshiba") on October 28, 2015, the parties today announced that they have signed definitive agreements to transfer to Sony and to Sony Semiconductor Corporation (“SCK”), a wholly-owned subsidiary of Sony, certain Toshiba-owned semiconductor fabrication facilities, equipment and related assets in its Oita Operations facility, as well as other related equipment and assets owned by Toshiba (the “Transfer”).

Under the agreements, Toshiba will transfer semiconductor fabrication facilities, equipment and related assets of Toshiba’s 300mm wafer production line, mainly located at its Oita Operations facility. The purchase price of the Transfer is 19 billion yen. Sony and Toshiba aim to complete the Transfer within the fiscal year ending March 31, 2016, subject to any required regulatory approvals.

Following the Transfer, Sony and SCK plan to operate the semiconductor fabrication facilities as fabrication facilities of SCK, primarily for manufacturing CMOS image sensors.

The parties expect to offer the employees of Toshiba and its affiliates employed at the fabrication facilities to be transferred, as well as certain employees involved in areas such as CMOS image sensor engineering and design (approximately 1,100 employees in total), employment within the Sony Group, upon the completion of the Transfer.

Outline of 300mm wafer fabrication facilities, Toshiba Oita Operations

Building completion: February, 2004
Location: 3500 Oaza Matsuoka, Oita City, Oita Prefecture, Japan
Building area: 24,100 m2
Total floor space: 48,800 m2
Main products: CMOS image sensors, memory controllers

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